 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-217578

PROCACCIANTI HOTEL REIT, INC.

SUPPLEMENT NO. 3 DATED OCTOBER 5, 2020

TO THE PROSPECTUS DATED JULY 7, 2020

This Supplement No. 3 supplements, and should be read in conjunction with, our prospectus dated July 7, 2020, Supplement No. 1 to our prospectus dated July 29, 2020 and Supplement No. 2 to our prospectus dated August 18, 2020. Terms used and not otherwise defined in this Supplement No. 3 shall have the same meanings as set forth in our prospectus.

The purpose of this Supplement No. 3 is to describe the following:

•	the status of our initial public offering (the “Offering”); and

•	an update regarding the status of mortgage debt securing certain hotel properties.

Status of this Offering

As of October 2, 2020, we had accepted investors’ subscriptions for and issued approximately 2,193,248 K Shares, 647,423 K-I Shares, and 47,550 K-T Shares in the primary portion of this Offering, resulting in receipt of gross proceeds of approximately $21,672,950, $5,993,806 and $475,500, respectively, for total gross proceeds in the primary portion of this Offering of $28,142,256. As of October 2, 2020, we had issued approximately 5,884 K Shares, 6,100 K-I Shares and 439 K-T Shares pursuant to our DRIP, resulting in gross proceeds pursuant to our DRIP of approximately $55,899, $57,950 and $4,175, respectively.

At the termination of our private offering, we had received aggregate gross offering proceeds of approximately $15,582,755 from the sale of approximately 1,253,617 K Shares and 318,409 A Shares, which includes 295,409 A Shares purchased by TPG Hotel REIT Investor, LLC, an affiliate of our advisor, to fund organizational and offering expenses associated with the K Shares and Units sold in our private offering. Further, TPG Hotel REIT Investor, LLC purchased an additional $1,500,000 in A Shares on October 26, 2018 and an additional $690,000 in A Shares on June 10, 2019 pursuant to a private placement.

Therefore, as of October 2, 2020, we had received total gross proceeds of approximately $46,033,035 from the sale of K Shares, K-I Shares, K-T Shares and A Shares in all offerings.

In addition, on February 27, 2020, as partial consideration for our acquisition of the Hilton Garden Inn Property (as defined herein), our operating partnership issued 128,124 Class K units of limited partnership interests in our operating partnership, or Class K OP Units, valued at $10.00 per Class K OP Unit. Such issuance represents a total investment of $1,281,240 in Class K OP Units of our operating partnership. Individuals with direct or indirect interests in the sellers of the Hilton Garden Inn Property who are direct or indirect owners of our sponsor and our advisor received only Class K OP Units and no cash as consideration.

On April 7, 2020, in response to the global pandemic of the novel coronavirus (COVID-19), our board of directors approved the temporary suspension of the sale of shares in our offering, effective April 7, 2020, and of our DRIP, effective April 17, 2020. On June 10, 2020, our board of directors unanimously approved the resumption of the acceptance of subscriptions and the resumption of the operation of the DRIP, which will be effective with the next authorized payment of distributions.

Update Regarding Mortgage Debt Securing Certain Hotel Properties

The information below summarizes developments on certain mortgage debt securing our hotel properties as of the date of this prospectus supplement, and supplements the section of the prospectus entitled “Investment Objectives, Strategy and Policies - Description of Real Estate Investments” beginning on page 122 of the prospectus:

Springhill Suites Wilmington Mayfaire

The property continues to be in compliance with the original loan obligations and all required payments have been made as agreed.

Staybridge Suites St. Petersburg

The property continues to be in compliance with the original loan obligations and all required payments have been made as agreed. In August 2020, we received a written waiver of all debt service coverage testing for the tests due for the period beginning June 2020 through the remainder of 2020.

Hotel Indigo Traverse City

In April 2020, we received a deferral of the obligations to make interest payments from the lender, Citizens Bank, for a period of three months. As of September 29, 2020, the property was able to generate sufficient income to repay the deferred interest in full. Accordingly, as of the date hereof, the property is in compliance with the original loan obligations and all required payments have been made as agreed.

Hilton Garden Inn Providence

In April, 2020, we received a deferral of the obligations to make interest payments from our lender East Boston Savings Bank for a period of six months. Under this deferral arrangement, the deferred interest payments were required to be repaid in twelve monthly installments commencing April 2021. In addition, debt service coverage ratio tests are waived through the end of 2020. As of the date hereof, the loan with East Boston Savings Bank is in compliance with the above referenced loan arrangements.